02017116

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

7 2.02

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Monmouth Real Estate Investment Corporation	000067625
Exact name of registrant as specified in charter	Registrant CIK Number

Form 10-K for the Year ended December 31, 2001 Filed electronically on December 21, 2001	0-24282
Electronic report, schedule or registration statement of which the documents are a part.	SEC file number

____

Name of Person Filing the Document(if other than the Registrant)

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Freehold, State of New Jersey, December 24, 2001.

MONMOUTH REAL ESTATE INVESTMENT CORPORATION.
(Registrant)

By ______________________________
Anna T. Chew, Controller

Filings Made by Person Other than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______ that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

MOMOUTH REAL ESTATE INVESTMENT CORPORATION

EXHIBIT TO FORM 10-K
DATED DECEMBER 21, 2001
FILED ELECTRONICALLY DECEMBER 21, 2001

Comparative Stock Performance

The following line graph compares the total return of the Company's common stock for the last five fiscal years to the NAREIT ALL REIT Total Return Index, published by the National Association of Real Estate Investment Trusts (NAREIT), and the S&P 500 Index for the same period. The total return reflects stock price appreciation and dividend reinvestment for all three comparative indices. The information herein has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed.



240
220
200
180
160
140
120
100
80
DOLLARS
1996
1997
1998
1999
2000
2001
YEAR ENDED SEPTEMBER 30,
Monmouth Real Estate Investment Corp.
NAREIT
S&P 500